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                              July 6, 2021

       Mir Imran
       President and Chief Executive Officer
       Rani Therapeutics Holdings, Inc.
       2051 Ringwood Avenue
       San Jose, CA 95131

                                                        Re: Rani Therapeutics
Holdings, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 22,
2021
                                                            CIK No. 0001856725

       Dear Mr. Imran:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 22, 2021

       Business
       Intellectual Property, page 168

   1. We note the revised disclosure provided in response to our prior comment 14 and we reissue the comment in
part. In relation to the company's material patents, please further revise your
intellectual property disclosure to clearly describe on an individual or patent family basis the type
of patent protection granted for each product or technology
                                                        (composition of matter,
use, or process), the expiration year of each patent, and the jurisdiction, including
any foreign jurisdiction, of each material pending or issued patent.
                                                        In this regard, it may
be useful to provide this disclosure in tabular form to support the
 Mir Imran
Rani Therapeutics Holdings, Inc.
July 6, 2021
Page 2
      narrative already included.
       You may contact Kevin Kuhar at 202-551-3662 or Tracey McKoy at 202-551-3772 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameMir Imran
                                                          Division of
Corporation Finance
Comapany NameRani Therapeutics Holdings, Inc.
                                                          Office of Life
Sciences
July 6, 2021 Page 2
cc:       Josh Seidenfeld
FirstName LastName